Form C

Cover Page

Name of Issuer: RadHash LTD.

Legal Status of Issuer: Corporation

Jurisdiction of Incorporation/Organization: Delaware

Date of Incorporation/Organization: 08/11/2023

Physical Address of Issuer: 1141 E. Glendale Ave, #709, Phoenix, AZ 85020

Website of Issuer: https://radhash.ai

Name of Intermediary through which the Offering will be Conducted: Wefunder Portal LLC

CIK Number of Intermediary: 0001670254

SEC File Number of Intermediary: 007-00033

CRD Number of Intermediary: 283503

Amount of compensation to be paid to the intermediary: 7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other financial interest in the issuer held by the intermediary: No.

Type of Security Offered: Simple Agreement for Future Equity (SAFE)

Target Number of Securities to be Offered: 50,000

Price: $1.00000

Method for Determining Price: Pro-rated portion of the total principal value of $50,000; interests in the security being offered (SAFE) will be sold in increments of $1; each SAFE issued may be convertible to a number of shares of stock as described under Item 13.

Target Offering Amount: $50,000.00

Maximum Offering Amount: $124,000.00

Oversubscriptions Accepted: Yes. Oversubscriptions will be allocated as determined by the issuer.

Deadline to reach the Target Offering Amount: 04/30/2025

Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees

0

Financial Item	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$96,620.00	$0.00

Cash & Cash Equivalents	$70.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$95,920.00	$0.00
Revenue/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

Selected jurisdictions in which the issuer intends to offer the securities: AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, AS, GU, PR, VI, MP.

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

The Company

Name of Issuer: RadHash LTD.

Company Eligibility

The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- Not a development stage company that has no specific business plan or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Directors of the Company

Name	Principal Occupation	Employer	Year Joined
Lorde Astor West	Operator	RadHash LTD	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

Officers of the Company

Name	Position Held	Year Joined
Lorde Astor West	CEO	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

Principal Security Holders

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Lorde Astor West	8,500,000 Common Stock	94% of Voting Power

Business and Anticipated Business Plan

RadHash is software infrastructure for AI-native systems and distributed business operations. The Company is developing a foundation intended to help businesses build, operate, meter, govern, and monetize software systems using a modular, operating-system approach.

The Company provides tools and infrastructure intended to simplify and automate the process of building, funding, and scaling SaaS startups. The system includes on-demand software development resources, a marketplace of pre-built apps, and fractional workforce services.

The Company is early stage and is pursuing commercialization through startup customers, channel partners, operator-led implementations, and ecosystem growth.

Risk Factors

A crowdfunding investment involves risk. Investors should not invest any funds in this offering unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Market and Competition Risks

We may face increased competition in our market. While there are some companies that offer certain features similar to those embedded in our solutions, and others with whom we compete in certain use cases, we believe we do not currently compete with a company that offers the same broad system of tools and infrastructure that RadHash provides. New entrants, well-capitalized competitors, or companies with adjacent technology may compete with us and negatively affect our business.

The market for AI-enabled software infrastructure, startup tools, and software operations is rapidly evolving. We may fail to anticipate or respond to changes in customer needs, market conditions, technology standards, or competitive products.

Forward-Looking Statements

This presentation contains forward-looking statements based on current expectations and assumptions. These statements may be identified by words such as "will," "expect," "could," "would," "intend," "believe," or similar terminology. Forward-looking statements involve risks, uncertainties, assumptions, and other factors that may cause actual results to differ materially from anticipated results. The Company undertakes no obligation to update forward-looking statements.

Operational Risks

Even absent new regulations, COVID-19 related or otherwise, the possibility that the development and release of new products or enhancements to existing products is not carried out according to the anticipated timeline or may encounter complications or errors remains a possibility and the sale of those new or enhanced products may not develop as expected.

There are risks relating to our ability to sustain or increase profitability or revenue growth in future periods.

There is a risk of compromise of user data for any reason.

Foreign, operational, or political risks relating to our operations and the loss of key personnel could adversely affect the Company.

Market acceptance of our products is dependent on our ability to include functionality and usability that attracts certain customer requirements. Additionally, we must continually price our products in light of marketplace conditions, our costs, and customer demand.

Growth and Cost Risks

The Company may experience growth that causes costs to exceed revenue. Projected expenses and potential returns depend on future growth, market acceptance, customer acquisition, staffing, product development, and other factors that cannot be predicted with certainty.

The Company may not be able to convert securities upon future financing. The securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

Because the Company is at an early stage, the securities are highly speculative and investors should be prepared to lose all of their investment.

Additional Risks

Our future success depends on our ability to attract, retain, and develop necessary personnel and on successful execution of our business plan. If we cannot obtain additional financing, or if the terms of financing are unfavorable, we may be unable to continue operations or may be forced to change our business strategy.

We may face risks involving privacy, security, confidentiality, and protection of customer data. Any actual or perceived breach of security could harm our reputation and business.

Although our systems and processes are intended to reduce business friction and provide operational efficiency, there is no guarantee that the Company will achieve its objectives or that investors will receive any return.

The Offering

Use of Funds

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed below. The Company expects to use the net proceeds from the offering in the manner described above, but cannot specify with certainty the particular uses of the net proceeds that it will receive from this offering. Accordingly, the Company will have broad discretion in using these proceeds.

If issuer raises	Use of funds
$50,000	70.1% for Marketing; 22% for Operating Expenses; 7.9% toward Wefunder fees.
$75,000	20% Marketing; 40% Operating Expenses + Salaries; 32.1% Incubating; 7.9% Wefunder fees.
$124,000	44% Market Expansion; 13% Operating Expenses + Salaries; 27% Engineering; 8% Cloud Costs; 7.9% Wefunder fees.

Delivery and Cancellations

Book Entry and investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle created to hold the securities issued by the Company.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for the investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and committed funds will be returned.

Ownership and Capital Structure

The Offering

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are described below.

The SAFE is an investment contract that gives the investor a right to receive future equity in the Company upon certain triggering events. The investor is not receiving stock at the time of investment and is not entitled to vote, receive dividends, or exercise shareholder rights unless and until the SAFE converts.

Valuation Cap: If the Company raises an equity financing, the securities will convert based on the valuation cap applicable to the SAFE and other terms described in the SAFE.

Discount: The SAFE may include a discount rate as set forth in the investment documents.

Triggering Events: Conversion may occur upon equity financing, liquidity event, dissolution event, or other events described in the SAFE.

VIP Bonus

RadHash may offer a discount to normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc.'s VIP program. This means eligible Wefunder investors may receive a discount for any securities they purchase in this offering. For more specific details on the Company's discount, please review the description of the terms.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed to invest in the Company. Investors will own interests in the SPV and the SPV will hold the Company securities.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by one or more companies. The Company will maintain a relationship to the Company's securities in terms of number, denomination, type and rights as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or its proxy. The securities in this offering are SAFEs and therefore do not provide voting rights unless and until conversion into equity occurs.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor grants, constitutes, and appoints the Lead Investor as the investor's agent and true and lawful proxy and attorney, with full power of substitution, to vote the investor's securities in the Company purchased in this offering.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without approval of the Company, on behalf of the SPV.

Terms of the Securities Being Offered

Any provision of the SAFE may be amended, waived, or modified by written consent of the Company and either the requisite holders or other persons described in the SAFE.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred: to the issuer; to an accredited investor; as part of an offering registered with the SEC; to a member of the family of the purchaser or equivalent; in connection with the death or divorce of the purchaser; or to other persons as permitted by law.

Description of Issuer's Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights
Common	15,000,000	8,500,000	Yes

Class of Security	Securities Reserved for Issuance Upon Exercise or Conversion
Warrants/Options	1,820,000

The Company has not yet authorized preferred stock, which investors in this offering would receive preferred stock if the SAFE converts as part of an equity financing event. Preferred stock has a liquidation preference over common stock.

The holders of a majority-in-interest of voting rights in the Company could limit the investor's rights in a material way. Minority investors will have limited ability to influence Company decisions.

An investor's rights and return may be affected by dilution, future financings, management decisions, market performance, and the Company's ability to execute its business plan.

Indebtedness of the Issuer

Type	Lender	Issue Date	Amount	Outstanding Principal Plus Interest	Interest Rate	Current with Payments
Loan	Lorde Astor West	01/29/23	$5,520.00	$5,920.00 as of 04/29/24	5.0% per annum	Yes
Loan	LCHN LLC	11/26/23	$90,000.00	$90,000.00 as of 04/29/24	5.0% per annum	Yes

Other Offerings of Securities Within the Last Three Years

The issuer has not made other securities offerings within the past three years except as described in the offering materials.

Transactions with Related Persons and Conflicts of Interest

Name	Amount Invested	Transaction Type	Issue Date	Outstanding Principal Plus Interest	Interest Rate	Current with Payments	Relationship
Lorde Astor West	$5,920.00	Loan	08/29/23	$5,920.00 as of 04/29/24	5.0% per annum	Yes	Officer of the Company
LCHN LLC	$90,000.00	Loan	11/26/23	$90,000.00 as of 04/29/24	5.0% per annum	Yes	LLC owned by an officer of the issuer

A technology licensing agreement exists between RadHash LTD and Twenty-Three Degrees Internet Business Solutions LLC, which is wholly owned by Lorde Astor West, CEO of RadHash LTD. The agreement was established on incorporation date of RadHash LTD, August 11, 2023.

Financial Condition of the Issuer

The financial statements of the issuer, including to the extent material, any notes to the financial statements and financial statements covering the two most recently completed fiscal years or the period since inception, are included with this Form and should be read in conjunction with this discussion and analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes included elsewhere in this offering. Some of the information contained in this discussion and analysis includes forward-looking statements that involve risk and uncertainties. Actual results and timing may differ materially from the results described in or implied by forward-looking statements.

Overview

RadHash is a platform that aims to simplify and automate the process of building, funding, and scaling SaaS startups. It provides an end-to-end solution that includes software development tools, a marketplace of pre-built apps, and fractional workforce services.

Milestones

- RadHash LTD. was incorporated in Delaware in August 2023.

- First mover advantage with 160+ platform waitlisted.
- Sticky product with 98.8% projected net profit.
- $124k in deployed revenue capital.
- Founder funding with clean cap table.
- 99% potential revenue from multiple streams.
- IPO exit strategy.
- 500% increase in channel partner growth over 48 months.
- These are forward-looking and cannot be guaranteed.

Historical Results of Operations

The Company was organized in August 2023 and has limited operations upon which prospective investors may base an evaluation of its performance.

Because it was incorporated on August 11, 2023, the Company had revenues of $0 for 2023. As of December 31, 2023, the Company had total assets of $96,620, including $70 in cash.

At year end, the Company had no net income for 2023. After the Company's liabilities totaled $95,920 for 2023.

Liquidity and Capital Resources

To-date, the Company has been financed with $95,920 in debt. After the conclusion of this offering, should the Company not continue to raise sufficient capital, its projected runway is approximately three months before it would need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds." The Company will likely require additional financing in excess of the proceeds from this offering in order to perform operations over the lifetime of the Company. We plan to raise capital in phases, and there is no guarantee we will be able to raise sufficient additional capital to continue or execute the business plan.

Runway and Short/Mid Term Expenses

RadHash LTD. cash on hand is $70 as of April 2024. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and burn has averaged approximately $10,000/month. The Company expects near-term expenses and revenues to differ materially from historical results depending on the results of this offering and the Company's ability to raise funds.

Financial Information

Financial statements covering the two most recently completed fiscal years or the period since inception: Refer to Appendix C, Financial Statements.

Tax returns: The financial statements of RadHash LTD. included in this Form are true and complete in all material respects. The financial information included in this Form reflects accurately the information reported on the tax return for RadHash LTD. filed for the most recently completed fiscal year.

Certified by: Lorde Astor West, Operator.

Stakeholder Eligibility

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer, and any other covered persons, the issuer has considered the disqualification provisions of Regulation Crowdfunding and certifies the applicable responses as stated in the original offering materials.

Other Material Information

The Lead Investor. As described above, each investor that has invested into the investor agreement will open a series of attorney-in-fact voting provisions in favor of the investor or the Lead Investor. The proxy is irrevocable unless and until a successor Lead Investor has been appointed. The Lead Investor has a limited role and authority as described in the investment documents.

The Lead Investor may be entitled to financial compensation for its services from the Company. Although the Lead Investor may act in multiple roles with respect to the Company's securities and may potentially be compensated for some of its services, the Lead Investor may not be a registered investment adviser or broker-dealer and does not provide investment advice.

The filing, in order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV. The SPV and related parties may collect and transmit investor information in accordance with the applicable documents and laws.

Ongoing Reporting

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://radhash.ai/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. The issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. The issuer has filed at least one annual report and has fewer than 300 holders of record;
3. The issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. The issuer or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding; or
5. The issuer liquidates or dissolves in accordance with state law.

Appendices

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Appendix D: Director & Officer Work History

Lorde Astor West

Appendix E: Supporting Documents

ttw_communications_141750_025849.pdf

Signatures

Investors Agreements or contracts of this continue federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

- Cover Page XML
- Offering Statement (this page)
- Appendix A: Business Description & Plan
- Appendix B: Investor Contracts

- Appendix C: Financial Statements
- Appendix D: Director & Officer Work History
- Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding, this Form C has been signed by the following persons in the capacities and on the dates indicated.

RadHash LTD.

By: Lorde Astor West

Technical Founder & CEO

Lorde Astor West

Technical Founder & CEO

Date: 05/03/2024

This Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that would be available to contest any actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.